# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Redwire Corporation, CIK 0001819810
CUSIP: 75776W103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, JACKSONVILLE, Florida (FL), 32256
Date of event which requires filing of this statement: 01/20/2025
Amends the filing with accession number 0000950103-22-019514
Filed by CIK 0001309111
Persons authorized to receive notices and communications: Bain Capital Credit Member LLC, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital Credit Member, LLC (CIK 0001309111): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,049,180; sole dispositive power 0; shared dispositive power 17,049,180; aggregate amount beneficially owned 17,049,180 (20.4% of the class)
- BCC Redwire Aggregator, L.P. (CIK 0001953825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,049,180; sole dispositive power 0; shared dispositive power 17,049,180; aggregate amount beneficially owned 17,049,180 (20.4% of the class)
  Comment: *The shares of common stock of Redwire Corporation, par value $0.0001 per share ("Common Stock") shown in Item 11 of each cover page above are initially issuable upon conversion of 52,000 shares of Series A Convertible Preferred Stock of Redwire Corporation, a Delaware corporation ("Issuer"), par value $0.0001 per share ("Convertible Preferred Stock"). BCC Redwire Aggregator, L.P. ("BCCR") is the record owner of these shares of Convertible Preferred Stock.
  
  ** For purposes of calculating beneficial ownership, the total number of shares of outstanding Common Stock is 66,540,871 as of October 31, 2024, as set forth in Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed on November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Redwire Corporation
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, JACKSONVILLE, Florida (FL), 32256
Comment: This Amendment No. 2 (this "Second Amendment") amends the Schedule 13D filed with the U.S. Securities and Exchange Commission on November 10, 2022, as amended by Amendment No. 1 filed on December 5, 2022 (as amended by this Second Amendment, this "Schedule 13D") on behalf of Bain Capital Credit Member, LLC ("BCCM") and BCCR (collectively, the "Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On January 20, 2025, Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Edge Autonomy Ultimate Holdings, LP, a Delaware limited partnership, Edge Autonomy Intermediate Holdings, LLC, a Delaware limited liability company (together with its subsidiaries, "Edge Autonomy"), Echelon Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Issuer and Echelon Purchaser, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Issuer, pursuant to which Issuer will, via the mergers set forth in the Merger Agreement, acquire Edge Autonomy, a leading provider of field-proven uncrewed airborne system technology.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit A and is incorporated by reference herein.

Voting Agreement

On January 20, 2025, entities affiliated with AEI, Genesis Park Holdings (though its affiliate Genesis Park II LP) and BCCM (through its affiliate BCCR) have each entered into a voting and support agreement (collectively, the "Voting Agreements") with the Issuer in which each have agreed, among other things, to, subject to the terms and conditions thereof, vote in favor of the transactions contemplated by the Merger Agreement at the stockholders meeting to be called for such purpose.

Pursuant to BCCR's Voting Agreement, from and after the date of such Voting Agreement and until the earliest to occur of (i) 180 days following the date of execution of the Merger Agreement, (ii) the day following the record date for such stockholders meeting and (iii) the termination of such Voting Agreement, BCCR may not, among other things, directly or indirectly, voluntarily transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to, any of the shares of the Issuer subject to such Voting Agreement.

The foregoing description of the BCCR's Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such Voting Agreement, which is filed as Exhibit B and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in Items 2, 3 and 4 are hereby incorporated by reference into this Item 5(a).

The percentage of the Issuer's outstanding shares of Common Stock held by the Reporting Persons is based on 66,540,871 shares of Common Stock outstanding as of October 31, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed on November 7, 2024.

As of the date hereof, BCCR held 50,000 shares of Convertible Preferred Stock. Pursuant to the terms of the Certificate of Designation filed with the Delaware Secretary of State and effective October 28, 2022, as of the date hereof, such shares were convertible into 16,393,442 shares of Common Stock, at the sole discretion of BCCR.

In addition, BCCR also holds 16,818.14 shares of Convertible Preferred Stock received as paid-in-kind dividends, which are subject to a conversion blocker that limits conversion if and to the extent the Reporting Persons would beneficially own in excess of 20.4% after giving effect to such conversion. In this regard 2,000 of such additional shares of Convertible Preferred Stock are convertible into 655,737 shares of Common Stock.

Accordingly, pursuant to Rule 13d-3 of the Act, BCCR may be deemed to beneficially own 17,049,180 shares of Common Stock, which constitutes approximately 20.4% of the outstanding Common Stock of the Issuer.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 17,049,180 shares of Common Stock, which constitutes approximately 20.4% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in Item 5(a) is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information.

Other than as disclosed in Item 4 of this Second Amendment, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days of this Second Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Agreement and Plan of Merger, dated as of January 20, 2025, by and among Redwire Corporation, Edge Autonomy Ultimate Holdings, LP, Edge Autonomy Intermediate Holdings, LLC, Echelon Merger Sub, Inc., and Echelon Purchaser, LLC (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed with the SEC by the Issuer on January 21, 2025).

Exhibit B Voting Agreement, dated January 20, 2025, by and among Redwire Corporation and BCC Redwire Aggregator, L.P. (incorporated by reference to Exhibit 99.3 to the current report on Form 8-K filed with the SEC by the Issuer on January 21, 2025).

## Signatures
- Bain Capital Credit Member, LLC: /s/ Michael Treisman, Michael Treisman/Managing Director and General Counsel (01/22/2025)
- BCC Redwire Aggregator, L.P.: /s/ Michael Treisman, Michael Treisman/Managing Director and General Counsel (01/22/2025)